UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                           CHICAGO RIVET & MACHINE Co.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                         ------------------------------
                         (Title of Class of Securities)

                                    168088102
                                 --------------
                                 (CUSIP Number)

                                   YunBok Na
                          SEOUL METAL HOLDINGS Co., LTD.
                           #27, Wondang-daero, 246Beon-gil
                           Seo-gu, Incheon, Republic of Korea
			         +82-31-932-9970
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 23, 2017
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 168088102                 13D                      Page 2 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON

    SEOUL METAL HOLDINGS Co., LTD.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Republic of Korea
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     13,784
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     45,512
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       13,784
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     45,512
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    59,296
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%(*)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
    --------------------------------------------------------------------------
 *The percentage of the class of securities are calculated based on
  1,138,096 Common Stocks outstanding as of February 23, 2017.
---------------------                                          -----------------
CUSIP NO. 168088102                 13D                      Page 3 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON

    Global SM Tech Limited
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     45,512
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     45,512
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,512
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%(*)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
    --------------------------------------------------------------------------
---------------------                                          -----------------
CUSIP NO. 168088102                 13D                      Page 4 of 7 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON

    Industrias Gol, S.A.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Kingdom of Spain
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     45,512
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     45,512
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    45,512
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%(*)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
---------------------                                          -----------------
CUSIP NO. 168088102                 13D                      Page 5 of 7 Pages
---------------------                                          -----------------

Item 1. Security and Issuer
 This statement on Schedule 13D (this "Schedule 13D") relates to Common Stock, par value $1.00 per share ("Common Stock"), of CHICAGO RIVET & MACHINE Co. (the "Issuer").The principal executive offices of CHICAGO RIVET & MACHINE Co. are located at 901 Frontenac Road, Naperville, Illinois 60563.

Item 2. Identity and Background
 (a)-(c), (f): This Schedule 13D is being filed jointly on behalf of the following reporting persons (collectively the "Reporting Persons"):
(i) SEOUL METAL HOLDINGS CO., LTD. ("SMH"),
(ii) Global SM Tech Limited ("GSMT"),
and (iii) Industrias Gol, S.A. ("Industrias Gol").
The Reporting Persons are in the industry of manufacturing fasteners for electronic and automobile parts.
The address of each of the Reporting Persons is #27, Wondang-daero, 246Beon-gil, Seo-gu, Incheon, Republic of Korea (SMH) ,Scotia Centre 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands (GSMT), Sagar-Erreka, 19 20590 Soraluze Gipuzkoa, Spain (industrias Gol).
Citizenship of each of the Reporting Persons is Republic of Korea (SMH), Cayman Islands (GSMT), and Kingdom of Spain (Industrias Gol).
 (d)-(e): None of the Reporting Persons has, during the five years prior to the date hereof, (i) been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
 The transactions required to be reported in this Statement are as follows:
  1.SMH acquired 13,784 shares of Common Stock of the Issuer which were purchased in transactions on the open market during the period from February 2, 2017 to February 23, 2017 for an aggregate consideration of $612,391.25
 (Gross Amount + Fee).
  2.Industrias Gol acquired 45,512 shares of Common Stock of the Issuer which were purchased in transactions on the open market during the period from
December 1, 2016 to January 20, 2017 for an aggregate consideration of $1,927,693.36(Gross Amount + Fee).
No part of the purchase price of the above transactions was represented by funds or other consideration borrowed.

Item 4. Purpose of Transaction
 The Reporting persons acquired the securities reported herein for business management participation.
The Reporting Persons do not have any present plans or proposal that would relate to or result in any of the transactions described insubparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
 (a): Industrias Gol is a direct/indirect 90% owned subsidiary of GSMT which in turn is a direct 57.4% owned subsidiary of SMH.
This statement on Schedule 13D is also being filed on behalf of GSMT and Industrias Gol, which may be deemed to beneficially own
(as that term is defined in Rule 13D-3) the Shares of Common Stock of the Issuer held by SMH. SMH beneficially owns the following aggregate number of Shares of Common Stock of the Issuer.
The percentages of the class of securities set forth below are based on 1,138,096 shares of the Issuer's Common Stock outstanding as of
February 23, 2017.
The aggregate number of the class of securities beneficially owned by SMH is 59,296 shares and the percentage of the class of securities beneficially owned by the Reporting Persons is approximately 5.21%.
 (b):
   STOCK             SOLE VOTING AND                    SHARED VOTING AND
   HOLDER           DISPOSITIVE POWER                  DISPOSITIVE POWER
-----------    ---------------------------------   ----------------------------
    SMH                    13,784                            45,512

---------------------                                          -----------------
CUSIP NO. 168088102                 13D                      Page 6 of 7 Pages
---------------------                                          -----------------

(c):
   DATE           REPORTING           QUANTITY           GROSS         AVERAGE
(DD/MM/YY)         PERSON                             AMOUNT(USD)     PRICE(USD)
----------    ----------------         --------      ------------     ---------
01/12/2016      Industrias Gol              115          3,910.00         34.00
05/12/2016      Industrias Gol              100          3,451.00         34.51
14/12/2016      Industrias Gol            1,300         48,730.00         37.48
15/12/2016      Industrias Gol              300         11,354.97         37.85
19/12/2016      Industrias Gol               12            460.56         38.38
21/12/2016      Industrias Gol              101          3,876.38         38.38
22/12/2016      Industrias Gol               10            383.80         38.38
28/12/2016      Industrias Gol           10,000        388,899.28         38.89
04/01/2017      Industrias Gol              100          4,200.00         42.00
05/01/2017      Industrias Gol            1,000         44,249.90         44.25
06/01/2017      Industrias Gol            1,400         59,663.86         42.62
09/01/2017      Industrias Gol           15,400        671,394.63         43.60
10/01/2017      Industrias Gol            5,104        224,418.54         43.97
17/01/2017      Industrias Gol            6,487        282,117.30         43.49
20/01/2017      Industrias Gol            4,083        178,068.31         43.61
02/02/2017           SMH                    600          26709.00         44.52
02/02/2017           SMH                    100           4455.00         44.55
02/02/2017           SMH                  1,000          44852.60         44.85
02/02/2017           SMH                    300          13470.00         44.90
02/02/2017           SMH                    800          36694.00         45.87
02/02/2017           SMH                    700          32200.00         46.00
02/02/2017           SMH                    600          27900.96         46.50
02/02/2017           SMH                    200           9376.00         46.88
02/02/2017           SMH                    100           4690.00         46.90
03/02/2017           SMH                    500          23500.00         47.00
03/02/2017           SMH                    155           7285.00         47.00
03/02/2017           SMH                  1,200          57600.00         48.00
03/02/2017           SMH                  1,000          48748.00         48.75
03/02/2017           SMH                  1,000          48750.00         48.75
03/02/2017           SMH                    500          24375.00         48.75
22/02/2017           SMH                  2,029          85152.46         41.97
23/02/2017           SMH                  1,000          38514.00         38.51
23/02/2017           SMH                  1,000          39000.00         39.00
23/02/2017           SMH                  1,000          39119.00         39.12
                                         -------
                                  TOTAL: 59,296

(d)-(e): not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
 None

Item 7 Material to be Filed as Exhibits
 None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7. 2017
							SEOUL METAL HOLDINGS CO., LTD.
							By:	/s/   YUNBOK NA
							Name: YunBok Na
							Title: Chief Executive Officer

							Global SM Tech Limited
							By:	/s/   YUNBOK NA
 							Name: YunBok Na
 							Title: Chief Executive Officer


         						Industrias Gol, S.A.
							By:	/s/   YUNBOK NA
 							Name: YunBok Na
 							Title: Chief Executive Officer

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)